
9:41
vampr
Hey...I'm looking for a Live Monitor Engineer
Emma, 22
PRO
Los Angeles, CA • 45 mile
Guitarist
Band
#Ambient
#Rock
3
3:19
59%
Make money from your tracks...
We can represent your tracks and help place them in commercials, video games and film & TV.
Vampr Publishing is:
Non-exclusive
Opt-in only / cancel anytime
Free upfront - we'll only take a small commission if we sync your tracks
What's sync?
LET'S GET STARTED

vampr

A Bridge to Series A

September 2020 | Confidential

vampr

The Problem



Making connections and earning a living in creative industries is tough

Who you know, where you live and the resources at your disposal are all critical to finding success

Musicians alone spend $45 billion+ a year trying to solve these problems for themselves[1]

[1] Research by Alphastation Pty Ltd (2018) available upon request

The Solution

Vampr is already the No.1[a] most active and engaged social-professional network for **musicians** in every country thanks to an easy to use multilingual[b] platform which has solved the problem of “who you know and where you live”

We are now busy opening up the platform to **creatives** from all other verticals while simultaneously introducing the essential tools and resources necessary for continued professional growth - distribution, publishing, education and new digital services


PRODUCERS
DIRECTORS
PUBLICISTS
PHOTOGRAPHERS
MUSICIANS
MODELS
ACTORS
ENGINEERS
ROADCREW
FANS
EDUCATORS
GRAPHIC ARTISTS
DANCERS
PUBLISHERS
FASHION DESIGNERS
WRITERS

[a] AppRadar competitor data September 2020

[b] Vampr is available in 9 languages

Why This Matters

To make music happen, musicians must interact with various personnel across all the creative arts. **Equally, creatives rely on musicians to build their brand**

Opening the Vampr floodgates to multiple creative verticals - film, TV, visual artists and writers - was always part of our long-term vision

Now, as the world actively embraces the next wave of social networks[1] **our timing couldn't be better**

Vampr will continue to grow to become the #1 essential networking platform - the "**LinkedIn** for all creatives" (Thank You **Forbes** 😉)[2]

In five years Vampr will own a **100 million user opportunity** in a total addressable market of 1 billion people[3]

Despite accounting for 8 - 12% of all jobs in the labor market, creatives only represent 4% of LinkedIn's total user base
(Source: https://www.slideshare.net/Marketing-Mojo/who-uses-linkedin-a-guide-to-the-demographics-of-the-leading-social-network-for-business & https://www.bloomberg.com/news/articles/2016-04-20/creative-economy-employment-in-the-u-s-u-k-and-canada-nesta-report)

1 https://www.nfx.com/post/next-social-era/
2 https://www.forbes.com/sites/anniereuter/2020/07/24/vampr-to-further-aid-in-music-discovery-and-connection-with-new-pro-service/
3 Research by Alphastation Pty Ltd (2018) available upon request

The Value of Connecting People

WORK	REST	PLAY	PASSION
LinkedIn	facebook	tinder	vampr
$26bn sale	$713bn mkt cap	$3bn sale	OPPORTUNITY

vampr

How Does Vampr Work?

Connect with potential collaborators based on skills and common interests


9:41
vampr
3
Hey...I'm looking for a Live Monitor Engineer
Emma, 22
PRO
Los Angeles, CA • 45 miles away
Guitarist
Band
Lead Singer
#Ambient
#Rock
#Electronic
3

Create your profile with Instagram, YouTube and Soundcloud integration


MY VIDEOS
Deeper Water
Deadstar 02:30
Like
Comment
MY TRACKS
Deeper Water
Deadstar 02:30
Like
Comment
INSTAGRAM

Chat and network with your new contacts


9:41
Jessica Stein
You have connected 23 days ago
Hey Jessica, so great meeting you! Your tracks are 🔥 Would love to collaborate!
Jan 10, 2019 10:21PM
Sounds great, we are actually looking for a lead singer. Would you be interested in auditioning?
Jan 20, 2019 10:21PM
Absolutely! 😎
Jan 21, 2019 10:21PM
Awesome - check out the track on my audition page. Reckon you could send me some topline ideas?
Jan 20, 2019 10:21PM
For sure. What's your timeline?
Jan 21, 2019 10:21PM
I'm trying to get the project up and running in the coming months
Jan 20, 2019 10:21PM
Type a Message...

Control your career with Distribution and Publishing tools


6:57
GET THE VAMPR PRO BUNDLE
Vampr Distribution
Get your music on Spotify, Apple Music and more while keeping 100% of your royalties
BEST VALUE
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vampr

Social Proof

THE TIMES | TechCrunch | Forbes | CBS NEWS

MTV | HUFFPOST | abc | FOX BUSINESS

mixmag | THE AGE | Herald Sun | FINANCIAL REVIEW

TECHINASIA | HYPE MAGAZINE | built in LA | APRA AMCOS

TechRepublic. | smartcompany | LOUDER | digitalage

Accelerators: FbStart from facebook | aws activate

vampr

Industry Leading Growth Engine

Our proprietary user acquisition strategy is the envy of all other digital music platforms

Since launch in 2017, Vampr enjoyed exponential growth of 12.2% MoM hitting peak MAUs of 75K at the start of 2019

We proved the Vampr model of connecting was the most effective of any market solution[1]

During our 2019 crowdfund period we switched off our Growth Engine, redirecting resources to rebuild Vampr and monetize the platform while we raised capital

With the Growth Engine back on, Vampr will spend a significant portion of new funds on marketing

For comparison, facebook still spends 5 - 10% of its market value every two years on user acquisition[2]

$0.09 - $0.14

Cost Per Acquisition

[1] AppAnnie data study as presented in Vampr 2019 deck
[2] https://www.statista.com/statistics/506867/facebook-marketing-spending

vampr

What We've Accomplished Since Our Last Round

RELAUNCH

REBUILD IN 9 MONTHS
WE DID IT IN 7 😎

REVENUE

FIRST PAYING CUSTOMERS

GROWTH

CUSTOMER ACQUISITION RESTARTED

SCALE

60,000 NEW REGISTRATIONS IN THE FIRST MONTH

Promises made. Promises kept.

vampr

But We Went Even Further …

… creating the first 360º one stop shop for artists, complimenting our core social network with essential tools and resources:


6:57
Make money from your tracks...
We can represent your tracks and help place them in commercials, video games and film & TV.
Vampr Publishing is:
Non-exclusive
Opt-in only / cancel anytime
Free upfront - we'll only take a small commission if we sync your tracks
What's sync?
LET'S GET STARTED

5,200 Songs

in First 3 Months

Vampr Publishing

Fastest growing catalogue of **IP representation rights** in history, to secure future placements in Film, TV, Video Games and Advertising

Our proprietary submission system is the simplest market solution to submit music for sync opportunities

Exciting new division of Vampr Inc.

vampr

And Introduced Vampr Pro

01 Increased opportunity with more chances to connect per day

02 Make your profile matter with up to 3x more content

03 Unlimited rewinds – undo your swipes

04 Search the world and collaborate remotely

05 Switch off ads - keep it all about connecting

06 Stand out from the crowd with the Pro badge

07 Control who sees you and search in stealth mode

08 Hide your age - perfect for businesses

PRO **with Distribution**
$4.99/month

Keep
100%
of your
Royalties

First social network to offer direct distribution to Spotify, Apple Music and all other leading DSPs

Result? Remarkable Relaunch


Exceeding expectations
3%
2%
1%
New User Daily Conversion Rate
MAUs
90,000
67,500
45,000
22,500
Week 1
Week 2
Week 3
Week 4
Week 5

HUNDREDS OF FIRST PAYING CUSTOMERS[1]

6,000,000 ▲ UP 500,000
TOTAL CONNECTIONS MADE

14:38 ▲ FROM 8:52
AVERAGE SESSION TIME

30.4% ▲ FROM 21.6%
30 DAY RETENTION RATE

[1] LinkedIn did not monetize a single user until after their Series B round

* Comparison data snapshot of previous Vampr app prior to August relaunch

vampr

What's Next?

With a healthy and fast scaling network in place of hundreds of thousands of users, Vampr is uniquely positioned, with our direct access to creatives, to provide them with all their essential services, currently fragmented across multiple providers

To achieve this evolution of the platform we will focus on optimizing retention and capturing new paying customers with the following features:

- Live Streaming
- Social Feed
- Support for Additional Creative Verticals
- New Tools for Professional Development
- Desktop and Web Experience

The Future is Live!

Live Streaming tools have grown **99x** over the past year since COVID-19[1]

While Instagram and TikTok have much larger user bases, it is an unfocused audience who aren’t always there to give artists and their music the time of day it deserves. This is why artists who **Go Live** on Instagram will typically reach only 0.5 - 2% of their followers[2]

Vampr Pro Jams changes this!

Imagine jumping onto Vampr and broadcasting a live music performance in front of our entire community of creators. Viewers can then check out the artist's profile, head to their Spotify page, connect with them or purchase their merchandise

The possibilities are endless 🤘


shadowcliq · Follow
Stranger Things REMIX #strangerthings
ginal Audio shadowcliq · Orig

[1] https://www.theverge.com/2020/5/13/21257227/coronavirus-streamelements-arsenalgg-twitch-youtube-livestream-numbers
[2] https://www.rollingstone.com/pro/features/paid-livestreams-music-concerts-covid-1035068/

Social Feed and Additional Verticals


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Baz P.
Elly Arie
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August 29, 2020 • The New York Times
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01

Social Feed

With the introduction of scrollable content we anticipate session time and retention rates to skyrocket with a 'stickier' social platform

Aggregated content also provides deeper insights into audience preferences and paves the way for advertising and affiliate sales revenue

02

Additional Verticals

Adding support for Film & TV expands available customer audience 10x while improving the accuracy of our algorithm and the value of the network for all participants

vampr

Why the Business Model Works

WORK	REST	PLAY	PASSION
LinkedIn	facebook	tinder	vampr
People are willing to spend money for work connections but it has failed to resonate with Millennials	The best way to monetize existing connections on a social network is via a newsfeed	People are willing to spend money to meet strangers when the search experience is gamified	Vampr is the only social network to adopt and integrate the best parts of all 3 strategies on a respected platform

LinkedIn + facebook + tinder = vampr

vampr

Business Model Explained

Freemium Product

Status: In Market
600,000 Users

Contextual Ads & Affiliate Sales

CPE and Lead based with Creator Services, Manufacturers and Retailers

With Funds: Build Social Feed & Develop Sales Process


Consumer
Industry
$

ARPU $1.20 (H2 2021)
30% of Projected Revenues

Premium Suite

Status: Just Launched
First paying customers

Subscription: Vampr PRO

IP Distribution, Lead-Gen Tools, Profile Visibility Boost, Remote Search and More

With Funds: Optimize Funnel & Build Live Streaming


Consumer
Industry
$

ARPU $2.69 (H2 2021)
70% of Projected Revenues

Forecast EBITDA

	Yr-1	Yr-2	Yr-3	Yr-4	Yr-5
Revenue	$782,277	$2,734,533	$5,469,065	$10,938,130	$21,876,261
Costs	$1,022,636	$1,207,084	$1,810,626	$2,715,939	$4,073,909
EBITDA	($240,360)	$1,527,448	$3,658,439	$8,222,191	$17,802,352

These are forward-looking projections that cannot be guaranteed.

Macro Assumptions

- Based on musician adoption only - does not include revenue potential from additional creative verticals
- Year 1 commences October 2020 and assumes successful capital injection of USD 577K by 31st October 2020
- Growth calculations up to and including Year 2 are based on a historical MAU growth of 12.2% MoM and include a 4% MoM increase in ad spend
- Years 3-5 are calculated on growth trend of Year 1 & 2, modified to account for effects of scale and assume a 50% increase in development and marketing expenditure year-on-year

1. Contextual Ads

- $2 CPC or $0.40 CPE
- Minimum two-week engagement per campaign

2. Vampr Pro

- Monthly subscription cost of $4.99
- Subscription rate of 3% of Monthly Active Users in Year 1
- Subscription rate of 4.5% of Monthly Active Users in Years 2-5

3. Vampr Publishing and Affiliate Sales

- Not included in revenue forecasts as we are still testing revenue potential

Who Will Pay $4.99 Per Month and Why?

	SEAN Underground internet rapper	Has over 1,000,000 streams on Soundcloud 50,000 Instagram followers Has traction and fans on social media but doesn’t have a presence on Spotify or Apple	PRO	Vampr Pro gives Sean music distribution & Pro badge verification
	TAYLOR 20 yr old singer-songwriter in remote town	Spends $40 / week on guitar lessons Wants to go semi-pro but lacks a producer, live mix engineer, and more Networking is costly in time & travel	PRO	Vampr Pro gives Taylor remote search & instant connect
	MEGHAN Independent graphic designer	Spends 100+ hours / year on lead generation $2000 / year on website $5000+ on gear and software Loves music briefs - quick jobs with high return	PRO	Vampr Pro gives Meghan increased swipe limits to generate more leads
	TONY Live mix engineer	Freelancer working 5 nights / week Makes ~$150 / gig Currently relies exclusively on word of mouth to secure work	PRO	Vampr Pro gives Tony a profile boost and business account to build industry awareness
	Local Live Music Destination	Venues are in need of artists Artists are in need of venues Owners currently rely on 3rd party promoters to fill their venues with talent and punters	PRO	Vampr Pro provides venues a marketplace solution to centralize artist reach-out

Funded by Our Community



$1M

Raised in 2020

In 2019 we went to our community with a crowdfunding opportunity to both secure capital, as well as bring our users onboard as stakeholders to help build the Vampr brand

This resulted in one of the largest public raises of the year[1] validating our market proposition with 1,150 people investing - many of them Vampr users

Public raises are similar to IPOs - they require incredible preparation, perseverance and disclosure

[1] https://www.kingscrowd.com based on North American crowdfund raises in January 2020

Backed by Experienced Angel Investors



David Rickert
Managing Director - RZN8 Capital



Matt Adell
FMR Beatport CEO, Napster SVP



Nick Feldman
FMR Warner Exec & Wang Chung band



Frank Varrasso
Ditto Music Head of Promotions



Miles Wood
NHL Star - New Jersey Devils



John Hayden
NHL Star - New Jersey Devils



Manfred Mueller
FMR SVP at TeamViewer



John R. Patrick
FMR SVP at IBM

Led by an Experienced Executive Team



Josh Simons
CEO & Co-Founder
Growth and Marketing
(B.Bus.)

Successful songwriter and indie record label manager with 10 million+ streams and global touring experience with **Carrie Underwood** and **Keith Urban**



Baz Palmer
Co-Founder
Product and Biz Dev
(BA DipEd.)

Experienced Tech and Music entrepreneur with companies turning over $75M/annum. **Hall-of-Famer** and multi-platinum artist with **Hunters & Collectors**



Chris Lowe
CTO
Technology
(BA Info Systems)

20 years CTO experience running tech companies and providing hands-on technical leadership for engineering teams globally. Former clients include **Sony Music** and **Volkswagen**



Jessy Trengove
Head of Insights
Data Analysis
(B.Com., Dip.Lang.)

5 years of international experience in tech startups. With a background in product management, operations and data analysis, her skills place her at the intersection of consumer and product



Josh Smith
Head of A&R
IP Curation
(BA Music Production)

6 years experience in music tech startups, with a focus on using innovation to lower the barrier to entry for young creatives whilst improving their commercial potential



Russell Colman
Group Chairman
Financials
(B.Eng., M.Sc.)

30+ years experience in tech R&D and startup ventures. Russell's most recent venture, **ATMECO**, was acquired in 2014

With team members formerly of

Current Raise

HISTORICAL	DATE	RAISED
Pre-Seed	Sep 2015	$273,600
Angel Round	Jul 2017	$581,400
Seed	Jan 2020	$995,486

CURRENT	VAL (Pre)	REMAINING
Bridge to A	$9,600,000	$577,000

Total Raised

$1,850,486

Seeking

$577,000

Potential Exits

UNIVERSAL MUSIC GROUP
WARNER MUSIC GROUP

Major labels seeking unique market and trend insights

Fender
D'Addario

Instrument manufacturers seeking audience distribution insights

BandLab
songtradr

Competitors seeking direct access to their market

facebook
matchgroup

Social networks seeking to acquire specialized networking tools

Thank You


9:41
vampr
Hey...I'm looking for a Live Monitor Engineer
Emma, 22
Los Angeles, CA
Guitarist
Band
#Ambient
#Rock
Make money from your tracks...
We can represent your tracks and help place them in commercials, video games and film & TV.
Vampr Publishing is:
Non-exclusive
Opt-in only / cancel anytime
Free upfront - we'll only take a small commission if we sync your tracks
What's sync?
LET'S GET STARTED

vampr

Make **Music** Happen

Available Now on iOS and Android

Investor Relations
info@vampr.me

Press Enquiries
social@vampr.me

3110 Main St, Building C, Santa Monica, CA 90405, USA